UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 69074 / March 8, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15213

In the Matter of
                                                    :
LYNX ACQUISITION, INC.,   :
NAREK PHARMACEUTICALS, INC.,   :   ORDER MAKING FINDINGS AND
NORTH SHORE CAPITAL ADVISORS CORP.,   :   REVOKING REGISTRATIONS
NPS TECHNOLOGIES GROUP, INC.,   :   BY DEFAULT
NX NETWORKS, INC.,   :
NYCAL CORP.,   :
SCOUT ACQUISITION, INC., and   :
STRATEGIC DEFENSE ALLIANCE CORP.   :

SUMMARY

        This Order revokes the registrations of the registered securities of Lynx Acquisition, Inc., Narek Pharmaceuticals, Inc., North Shore Capital Advisors Corp., NPS Technologies Group, Inc., NX Networks, Inc., Nycal Corp., Scout Acquisition, Inc., and Strategic Defense Alliance Corp. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on February 20, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on February 22, 2013.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Lynx Acquisition, Inc. (CIK No. 1367922),[2] is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of over $23,000 for the prior six months.

Narek Pharmaceuticals, Inc. (CIK No. 1363584), is a void Delaware corporation located in Mamaroneck, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2007, which reported a net loss of over $24,000 for the prior nine months.

North Shore Capital Advisors Corp. (CIK No. 1319647) is a void Delaware corporation located in Port Washington, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $7,500 for the prior nine months.

NPS Technologies Group, Inc. (CIK No. 732779), is a void Delaware corporation located in Elmwood Park, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of $5,000 for the prior nine months. The company is also in violation of a permanent injunction entered against it on June 17, 1991, in the U.S. District Court for the District of Columbia, enjoining it from further violations of its Exchange Act Section 13(a) reporting requirements.

NX Networks, Inc. (CIK No. 889237), is a void Delaware corporation located in Chantilly, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of over $27 million for the prior six months. As of February 12, 2013, the company's stock (symbol "NXWXQ") was traded on the over-the-counter markets.

Nycal Corp. (CIK No. 706066) is a void Delaware corporation located in Middleburg, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1994, which

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

reported a net loss of over $2.9 million for the prior nine months. The company is also in violation of a permanent injunction entered against it on June 23, 1997 in the U.S. District Court for the District of Columbia, ordering it to file its delinquent reports for the fiscal periods ended June 30, 1994, through December 31, 1997. On November 13, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, and the case was closed on March 23, 2006.

Scout Acquisition, Inc. (CIK No. 1358342), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of over $23,000 for the prior six months.

Strategic Defense Alliance Corp. (CIK No. 1328791) is a void Delaware corporation located in Reston, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2005, which reported a net loss of over $39,000 from its February 10, 2005, inception to December 31, 2005.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Lynx Acquisition, Inc., is REVOKED;

the REGISTRATION of the registered securities of Narek Pharmaceuticals, Inc., is REVOKED;

the REGISTRATION of the registered securities of North Shore Capital Advisors Corp. is REVOKED;

the REGISTRATION of the registered securities of NPS Technologies Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of NX Networks, Inc., is REVOKED;

the REGISTRATION of the registered securities of Nycal Corp. is REVOKED;

the REGISTRATION of the registered securities of Scout Acquisition, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Strategic Defense Alliance Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge